Navios Maritime Partners L.P.
Announces
Stratos Desypris as Chief Financial Officer
and
Michael McClure as Executive Vice President — Corporate Affairs
Piraeus, Greece, January 12, 2010 — Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) announced today that Mr. Stratos Desypris has been appointed Chief Financial Officer. Mr. Desypris joined the Navios Group in 2006 and serves as the Financial Controller. An accountant by training, Mr. Desypris worked for approximately 9 years in the accounting industry, most recently at Ernst & Young S.A.. He also holds a bachelor degree in Economics from Piraeus University.
“Stratos’s experience in financial matters and his knowledge of the shipping industry has been invaluable,” said Ms. Angeliki Frangou, Chairman and CEO of Navios Maritime Partners L.P. “We look forward to Stratos’s contributions in his new leadership position.”
The Company also announced that Mr. Michael McClure will now serve as Executive Vice President — Corporate Affairs. Commenting on Mr. McClure’s new position, Ms. Frangou stated, “During Mike’s 32-year tenure within Navios Group, he has developed as an industry leader. We are pleased the Company and investors will continue to benefit from Mr. McClure’s industry knowledge.”
ABOUT NAVIOS MARITIME PARTNERS L.P.
Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc. (NYSE: NM) is an owner and operator of dry cargo vessels.
Forward Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Contacts
Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com